Exhibit 99.67

Q2

2005	For the three and six months ended June 30, 2005

StarPoint Energy Trust is pleased to announce its financial and operating results for the three and six months ended June 30, 2005.

StarPoint Energy Trust (“StarPoint” or the “Trust”) was created through the reorganization of StarPoint Energy Ltd. on January 7, 2005.

The Trust commenced operations as an oil and gas income trust on January 7, 2005.  Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business of StarPoint Energy Ltd.

The term “units” has been used herein to identify both the trust units and the exchangeable shares of the Trust issued on or after January 7, 2005, as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005. All per unit numbers referenced below are adjusted to give effect to a 4 for 1 consolidation of units outstanding effective on the January 7, 2005 conversion of StarPoint Energy Ltd. into the Trust.

During the second quarter, and extending into the third quarter of 2005, StarPoint identified, negotiated and closed three significant acquisitions that have transformed the Trust into one of the best positioned conventional energy trusts in North America.

Each of these high quality, long life light oil and natural gas acquisitions was accretive on a reserve, production, cash flow and net asset value per unit basis.  Virtually none of this accretion is represented in StarPoint’s second quarter 2005 results presented below.

StarPoint Energy Ltd.’s second quarter 2004 comparative results presented in the financial and operating results below include production volumes and producing assets that were transferred to Mission Oil and Gas Inc. (formerly a wholly owned subsidiary of StarPoint Energy Ltd.) and distributed out to StarPoint Energy Ltd. shareholders as part of the plan of arrangement on January 7, 2005.

FINANCIAL HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
($ Thousands, except per unit and per boe amounts)	2005	2004(2)	% Change	2005	2004(2)	% Change
Production revenue (net of hedging)	40,467	27,112	49	76,340	46,619	64
Cash flow from operations before period corporate transaction costs(1),(3),(4)	22,381	14,134	58	42,327	24,494	73
Per unit – basic	$0.75	$0.72	4	$1.55	$1.28	21
Per unit – diluted	$0.70	$0.68	3	$1.40	$1.24	13
Cash flow from operations after period corporate transaction costs(1),(3),(4)	22,167	14,134	57	40,378	24,494	65
Per unit – basic	$0.74	$0.72	3	$1.47	$1.28	15
Per unit – diluted	$0.69	$0.68	1	$1.34	$1.24	8
Distributions	29,000	—	—	44,124	—	—

Payout ratio before APF Energy Trust, Subscription Receipts and period corporate transaction costs(5)	83%	—	—	83%	—	—
Payout ratio after APF Energy Trust, Subscription Receipts and period corporate transaction costs(5)	131%	—	—	109%	—	—

	Three months ended June 30			Six months ended June 30
($ Thousands, except per unit and per boe amounts)	2005	2004(2)	% Change	2005	2004	% Change
Income before period corporate transaction costs(3),(4)	703	5,530	(87)	3,824	9,118	(58)
Income (loss) after period corporate transaction costs(3),(4)	(6,637)	5,530	(220)	(6,873)	9,118	(175)
Net income (loss)	(2,171)	2,496	(187)	(536)	4,224	(113)
Per unit – basic	$(0.07)	$0.12	(158)	$(0.02)	$0.24	(108)
Per unit – diluted	$(0.07)	$0.12	(158)	$(0.02)	$0.20	(110)
Weighted average units outstanding
Basic	29,894	20,185	48	27,385	19,101	43
Diluted	32,175	20,321	58	30,130	19,242	57
Trust units outstanding at period end	86,135	20,384	323	86,135	20,384	323
Exchangeable shares outstanding at period end	1,629	—	—	1,629	—	—

(1)     “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of the Trust’s performance.  “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital.  The Trust’s financial determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the financial statements.  The Trust also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(2)     The shares outstanding at June 30, 2004 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 units of the Trust or 0.25 exchangeable shares.

(3)     The Trust incurred certain costs relating to the merger with APF Energy Trust.  These costs have been expensed in the consolidated statement of income and accumulated earnings (deficit) for the three months ended June 30, 2005.

(4)     The Trust incurred certain costs relating to the Plan of Arrangement with E3 Energy Inc. These costs have been expensed in the consolidated statement of income and accumulated earnings (deficit) for the six months ended June 30, 2005.

(5)     Distributions in the second quarter were $29.0 million, resulting in an artificially high payout ratio for the second quarter of 2005 of 131 percent.  The resulting payout ratio is due to StarPoint paying out distributions to unitholders in respect of both the APF acquisition, and subscription receipt unit holders related to the financing for the EnCana property acquisition, in the second quarter of 2005, while the cash flow applicable to these acquisitions was offset against the purchase price.  Prior to both the APF acquisition and the issuance of subscription receipts relating to the above-mentioned $398.0 million EnCana property acquisition, the payout ratio for the second quarter of 2005 would have been 83 percent.

OPERATIONAL HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
	2005	2004	% Change	2005	2004	% Change
Production
Natural gas (mcf/d)	15,535	13,292	17	15,973	12,698	26
Oil and natural gas liquids (bbl/d)	7,578	4,812	57	7,124	4,041	76
Oil equivalent (boe/d)	10,167	7,027	45	9,786	6,157	59
Wells drilled
Gross	9	4		27	21
Net	7.2	3.0		17.7	11.6
Success rate	78%	75%		85%	75%

President’s Letter to Unitholders

During the second quarter, and extending into the third quarter of 2005, the Trust continued to execute management’s disciplined business strategy with exceptional results.

The Trust’s achievements in the second quarter of 2005 include the following:

•                  Increased production to 10,167 boe per day in the second quarter of 2005, 45 percent higher than the 7,027 boe per day in the second quarter of 2004.

•                  Increased cash flow, before period corporate transaction costs, to $22.4 million in the second quarter of 2005 from $14.1 million in the same quarter of 2004, an increase of 58 percent.

•                  Closed a strategic combination with StarPoint and APF Energy Trust (“APF”) into a single trust to be managed by StarPoint’s existing management team.  This transaction was completed on June 27, 2005.

•                  Closed an acquisition from EnCana Corporation (“EnCana”) of high quality, long life, operated, light and medium gravity crude oil properties strategically located in the Trust’s primary operating areas of Central and Southern Alberta, for cash consideration of approximately $398.0 million, after certain closing adjustments.  This transaction closed on June 30, 2005.

•                  On May 26, 2005, StarPoint completed a financing of 17.8 million trust units at an issue price of $18.00 per unit, and $60.0 million of 6.5 percent convertible extendable subordinated debentures of the Trust, which resulted in total gross proceeds of $380.4 million.

•                  Identified and initiated negotiations regarding an agreement to acquire a package of high netback, long life, operated, light crude oil properties strategically located in the Trust’s key operating area of southeast Saskatchewan, for cash consideration of approximately $317.3 million, after certain closing adjustments.  This transaction was announced on July 18, 2005, and closed on August 9, 2005.

•                  Subsequent to the end of the quarter, on July 18, 2005 StarPoint completed a financing of 13.0 million trust units at an issue price of $18.65 per unit, resulting in total gross proceeds of $242.5 million.

•                  StarPoint revised upward the Trust’s 2005 average daily and exit production targets on three separate occasions to 22,000 boepd and 36,500 boepd (65 percent light oil; 35 percent gas).

•                  Aggressively lowered the Trust’s pay out ratio from 86 percent at inception on January 7, 2005, and targets 66 percent in the future.

•                  Increased StarPoint’s monthly distributions twice from $0.20 per month ($2.40 per year), at inception on January 7, 2005, to $0.22 per month ($2.64 per year) for the August distribution payable in September.

•                  Experienced excellent success with respect to StarPoint’s second quarter (and early third quarter) development drilling program, successfully drilling and casing 7 wells of 9 wells drilled.

•                  Continued to aggressively build StarPoint’s lower risk, development drilling inventory to more than 750 (575 net) locations - providing a drilling inventory of more than four years.

•                  Maintained a solid balance sheet with a current debt to forward cash flow ratio of less than 1.18 times, and more than $165.0 million of unutilized credit lines currently available.

•                  Locked-in significant production volumes (and transaction metrics) by implementing a strategic hedging program for each of the above-mentioned acquisitions at very attractive forward strip pricing metrics.

•                  Increased the Trust’s market capitalization (to approximately C$2.0 billion today) and its enterprise value (to approximately C$2.5 billion today), such that StarPoint is well-positioned for inclusion into applicable exchange indexes for larger Canadian public entities.

Operational Review

StarPoint continues to aggressively manage the Trust’s cost structure in terms of both operating costs and G&A per boe in order to maximize netbacks and unitholder returns.

As a result, based on the premium prices that StarPoint’s light oil and long life natural gas assets command, together with the Trust’s low cost structure, StarPoint management now believes that the Trust has one of the highest per boe cash netbacks of any conventional oil and gas trust in North America.

Pursuant to StarPoint’s post break-up drilling program in the second quarter of 2005, the Trust experienced excellent development drilling success with a total of 9 (7.2 net) wells drilled, resulting in 7 (6.5 net) wells cased for an overall success rate of 78 percent.

At Tatagwa in southeast Saskatchewan, work has begun on the potential unitization of this 200 million barrel original oil in place (“OOIP”) Midale Marly reservoir.  An analog Midale Marly pool to the north with similar OOIP, was unitized in 2002 with production around 500 BOPD.  Since that time, production has steadily increased to over 1,400 BOPD with implementation of a secondary recovery water flood and horizontal development drilling program.  This exciting project will carry on into 2006 with a late 2005 development drilling program, combined with continued geological and engineering analysis of the large waterflood project on StarPoint lands.  This play has significant recovery factor upside to StarPoint unitholders based on recovery factors for analog oil pools.

Also at Tatagwa in southeast Saskatchewan, a 50 percent step-out well has proved up a new pool discovery in the Midale Marly beds.  With continued monitoring of the production, a 3-D seismic program will be shot in later 2005 to help identify follow up locations for 2006.

Additional successful drilling at Bryant in southeast Saskatchewan continues in the Midale Marly formation.  StarPoint initiated an exciting infill/step-out development drilling program and waterflood pilot on this pool in mid-2004.  In addition to the five successful wells drilled in late 2004 and early 2005, three new horizontal wells (100 percent WI) were successfully drilled into this large 40 million barrel OOIP light oil reservoir.  These wells continue to be drilled based on the current development spacing for optimum secondary waterflood potential.  Development in the remainder of 2005 at Bryant will focus on continuing with the unitization process, and an expansion of the existing pilot waterflood scheme.

At Starpoint’s Edenvale property in southeast Saskatchewan, development drilling continues on this 68 million barrel OOIP Alida light oil pool with the drilling of additional 75 meter infill horizontal wells.  This new development drilling program began in late 2002 and has seen pool production climb from 1,400 bopd to over 4,000 bopd at its peak production – with current production at approximately 3,000 bopd.  Edenvale is one of two pools in southeast Saskatchewan currently approved for 75 meter inter-well down spacing, and the program has experienced excellent results to date.  StarPoint will continue to down space and monitor production from this high quality, light oil pool.  The Trust will also use this data to analyze other potential down space candidates in StarPoint’s portfolio of large OOIP Saskatchewan light oil pools.

At Star Valley in southeast Saskatchewan, the Trust drilled two new horizontals into the Alida formation in the second quarter of 2005.  The initial well was the first operated 75 meter infill horizontal location to be drilled on StarPoint lands.  This well will lead to two or three additional infill locations to be drilled in 2006.

The second well at Star Valley tested a new producing zone above the Alida formation, in the Kisbey sandstone.  Management believe that this discovery will lead to more development locations in 2006.

At StarPoint’s Pheasant Rump Alida pool in southeast Saskatchewan (60 percent average WI), final governmental and native approvals are in place, and drilling began in late July, 2005.  Up to 12 potential Alida wells are planned prior to the end of 2005 to delineate a potential 10-12 million standard barrels OOIP light oil pool.  Three wells in the pool currently produce approximately 450 bopd, and have cumulative recovery of 0.8 million standard barrels in just three years.  Ultimate recovery potential for the three wells appears to be more than 2 million standard barrels.

At Countess in Southern Alberta, (100 percent WI), three successful step-out Glauconitic natural gas wells were drilled with good initial test results.  These wells tested seismically defined anomalies from a 2004 3-D seismic survey and may lead to additional seismic to be shot in late 2005 and early 2006.  In aggregate, these wells tested more than 2.0 Mmcf/d and are expected to be tied in and on production in early August.

In Southeast Alberta, StarPoint has begun a well reactivation and work over program on its recently acquired assets.  A number of low-risk opportunities have been completed and initial results are quite encouraging with a number of wells being reactivated.  Additional optimization of wells is ongoing, and several pools in this area under water flood are being analyzed for better efficiencies.  Optimization projects will continue throughout the rest of the year.  Drilling on these long life assets will begin in early September to further enhance current recovery factors on the large OOIP Lower Mannville oil pools.

StarPoint continues to add to its large, lower risk development drilling inventory.  The Trust now has over 750 gross (575 net) drilling locations on its focused, operated, high working interest land base.  These locations provide a development drilling inventory of approximately four years on the Trust’s existing land base.

StarPoint also continues to evaluate opportunities to extract additional value from the Trust’s large undeveloped land base of more than 700,000 net acres.  A number of potential exploration farm-out/joint venture candidates are presently being considered on exploratory acreage to maximize unitholder value.

StarPoint’s capital expenditures for the remainder of 2005 are expected to total approximately $61.0 million.  The program is comprised of $45.0 million allocated to the drilling of up to 122 (91.4 net) light oil and long life natural gas wells, $2.3 million for 29 (24.4 net) re-completions and $13.7 million for land, seismic and operational expenditures.

Development drilling in southern Alberta for the remainder of 2005 is expected to total $12.2 million on the drilling of 43 (37.7 net) wells.  This will include a large, shallow, tight gas development drilling program of 27 (22.4 net) wells at Countess which will start in late October 2005 targeting the Medicine Hat/Milk River formations.  Southeast Saskatchewan will continue to be a focus for StarPoint with a 38 (25.9 net) well program focusing on a number of large OOIP, light oil assets acquired in early 2005.  The Trust plans to invest $20.5 million in drilling and development on its southeast Saskatchewan properties during the second half of 2005.  Additional drilling activity will be concentrated throughout central Alberta with some minor expenditures in western Alberta and British Columbia.  Many of these opportunities exist on the central and southern Alberta assets acquired this year.

Subsequent Events

On July 18, 2005, StarPoint announced that the Trust had entered into an agreement with a senior Canadian oil and gas company to acquire a package of high quality, long life, operated light oil properties strategically located in the Trust’s primary operating area of southeast Saskatchewan for a total cash consideration of approximately $317.3 million, after certain closing adjustments.  This acquisition closed on August 9, 2005.

The acquired assets comprise 16.6 million boe of proven plus probable reserves, and more than 6,100 boepd of production.

In connection with the acquisition, on July 18, 2005 StarPoint completed a financing for gross proceeds of $242.5 million through the issuance of 13.0 million trust units at an issue price of $18.65 per unit.  This financing closed on August 9, 2005.

Status of Integration Operations

The implementation of StarPoint’s integration plan resulting from the June 2005 acquisition of APF Energy Trust, the $398.0 million purchase of assets from EnCana Corporation, and the recent Southeast Saskatchewan acquisition, is well underway.

StarPoint has organized the Trust internally to manage this expanded, high quality, operated asset base by adding key operating personnel both in head office and field positions to direct operations.  StarPoint has retained additional technical and administration staff to ensure that the Trust’s growth is sustainable.

StarPoint has also retained additional key technical personnel in geology, geophysics, engineering, and operations to identify opportunities and to implement management’s capital program on its asset base and on the assets recently acquired.  The Trust also continues to add staff in key positions to ensure continued organizational effectiveness.

The above-mentioned $317.3 million acquisition of high quality, light oil assets in southeast Saskatchewan fits extremely well with the existing core strengths and assets of StarPoint.

StarPoint’s Williston Basin asset team is industry recognized from both a technical and operating standpoint with this team having already identified over 55 drilling locations on these assets.  This drilling program will be integrated into StarPoint’s existing capital expenditure program in southeast Saskatchewan.

StarPoint has experienced operational staff in its office in Estevan, Saskatchewan, and the Trust expects a seamless integration of these assets.

StarPoint continues to retain a flat organizational structure that enables technical and operational responsiveness to enhance unitholder value.

Upward Revision to 2005 Guidance

As a result of the Trust’s recently announced $317.3 million acquisition of high netback, long life, light oil assets in southeast Saskatchewan, StarPoint’s 2005 exit rate has now been revised upward from 31,500 boepd to more than 36,500 boepd.

On July 18, 2005 StarPoint announced an increase in the Trust’s monthly cash distribution from $0.21 per month to $0.22 per month effective, for the distribution payable on September 15, 2005.

Outlook

StarPoint has grown the Trust’s reserves, production and cash flow per unit through a series of strategic acquisitions of focused, long life, high netback light oil and natural gas reserves and production, together with successful follow-up in-fill and step-out development drilling results.  Each of these high quality acquisitions have been hedged at very attractive forward strip commodity prices.

Management continues to strictly adhere to StarPoint’s disciplined operating strategy of focusing growth capital to high quality, large oil or gas in place reservoirs that provide an opportunity to increase acquisition recovery factors through in-fill, step-out, horizontal drilling, optimizations or water floods.

Management of the Trust now believes that StarPoint has assembled one of the highest quality asset and opportunity bases of any conventional energy trust in Canada.

Today, as a result of implementing management’s focused business strategy, StarPoint has the following key characteristics:

•                  Enterprise Value:  C$2.5 billion

•                  High Quality Reserve Base:  > 125 million boe proven plus probable reserves

•                  2005 Production Exit Rate:  > 36,500 boepd (65 percent light oil; 35 percent natural gas)

•                  Annualized Cash Flow Base:  C$402 million ($4.00 per unit fully diluted)  @US$49.50 WTI; C$6.95 GJ AECO pricing; 0.82 exchange rate)

•                  Long Reserve Life Index:  9.4 years proven plus probable

•                  Large Development Drilling Inventory:  755 locations (575 net); 4 year inventory

•                  Large Land Base:  700,000 net acres undeveloped land

•                  Payout Ratio:  Target 66 percent of cash flow

•                  Increased Cash Distribution:  $0.22/month; $2.64/year

•                  Excellent Hedging Program:  > 50 percent of net (after Crown royalty volumes) production of both oil and gas provides stability to distributions and capital expenditure program

•                  Debt to Forward Annualized Cash Flow Ratio:  1.18 times

•                  Excellent Balance Sheet:  Bank Line:  $555 million; >$165 million of available credit

These excellent fundamentals continue to position StarPoint for long term sustainability in delivering the Trust’s ongoing monthly cash distributions, and for maintaining and growing reserves, production and cash flow in the future.

Forward Looking Statements

This document contains forward looking statements, including statements relating to management’s approach to operations, expectations relating to the number of wells, amount and timing of capital projects, interest rates, worldwide and industry production, prices of oil and natural gas, Company production, cash flow and debt levels.  These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.  The reader is cautioned that assumptions used in preparation of such information, although considered reasonable by StarPoint at the time of preparation, may prove to be incorrect.

On behalf of the Board of Directors,

/s/ Paul Colborne
Paul Colborne

President and

Chief Executive Officer

August 11, 2005

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) was prepared on August 11, 2005.  It should be read in conjunction with StarPoint Energy Trust’s (“StarPoint” or the “Trust”) unaudited interim consolidated financial statements for the three and six months ended June 30, 2005, StarPoint Energy Ltd.’s audited consolidated financial statements and MD&A for the period ended December 31, 2004, and StarPoint Energy Trust’s audited financial statements for the period ended December 31, 2004.

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The reporting and measurement currency is the Canadian dollar.

The Trust commenced operations as an oil and gas income trust on January 7, 2005. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous unaudited consolidated results of StarPoint Energy Ltd.

Management’s discussion and analysis contains the term “cash flow from operations” which represents cash flow from operating activities prior to changes in non-cash working capital.  Cash flow from operations is not a Canadian GAAP standard and therefore may not be comparable to performance measures presented by others.  Management believes that in addition to net income, cash flow from operations is a useful supplemental measure as it provides an indication of StarPoint’s operating performance, leverage and liquidity.  Investors should be cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with GAAP as an indication of StarPoint’s performance.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas volumes have been converted to boe using a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent.  This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.  Boe figures may be misleading, particularly if used in isolation.

Significant Transactions

Plan of Arrangement

The Trust was established as part of a Plan of Arrangement (the “Arrangement”) which became effective on January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission Oil and Gas Inc. (“Mission”).

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint Energy Ltd. common share owned:

(a)         0.2500 units of the Trust and 0.1111 shares of Mission, or

(b)         0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)         0.1100 units of the Trust and 0.0488 shares of Mission, or

(b)         0.1100 exchangeable shares and 0.0488 shares of Mission.

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

Acquisition of Selkirk Energy Partnership

Effective January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million less cash and working capital acquired of $5.8 million.  Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership (“Selkirk”), a general partnership formed under the laws of the Province of Alberta.  Selkirk was subsequently reorganized such that it was dissolved and StarPoint Commercial Trust (“the Subtrust”) now holds all of the assets and liabilities of Selkirk.

The acquisition of Selkirk was financed through borrowings under StarPoint’s demand revolving operating credit facility and an equity bridge loan with a major Canadian chartered bank.  On February 10, 2005, the Trust completed an offering of 3.8 million trust units at $18.00 per unit for gross proceeds of $67.7 million.  The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

APF Combination

On April 13, 2005, StarPoint and APF Energy Trust (“APF”) entered into a combination agreement providing for the combination of StarPoint and APF into a single energy trust. The transaction was approved by the unitholders of APF at a meeting held on June 20, 2005 and the transaction closed on June 27, 2005. Under the terms of this combination agreement, each APF unit issued and outstanding was exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis and StarPoint acquired all of the assets and assumed all of the liabilities of APF.

Prior to the combination, in a separate transaction, APF unitholders were given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company with approximately 1,000 boe per day of primarily natural gas production focused in Central Alberta.

EnCana Assets Acquisition

On May 9, 2005 StarPoint entered into an agreement with EnCana Corporation to acquire crude oil properties located in Central and Southern Alberta (the “EnCana Assets”) for total cash consideration of $398.0 million, after certain closing adjustments.  The acquisition had an effective date of May 1, 2005 and closed on June 30, 2005.

In connection with the EnCana Acquisition, StarPoint issued 17.8 million subscription receipts at $18.00 per subscription receipt for gross proceeds of $320.4 million. In addition, StarPoint issued $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”). The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, at a conversion price of $19.75 per trust unit.

Southeast Saskatchewan Acquisition

On July 18, 2005 StarPoint entered into an agreement with a senior Canadian oil and gas company to acquire crude oil properties located in southeast Saskatchewan for total cash consideration of $317.3 million, after certain closing adjustments. The acquisition has an effective date of June 1, 2005 and closed on August 9, 2005.

In connection with this acquisition, on July 18, 2005, StarPoint entered into an agreement to issue 13.0 million subscription receipts at $18.65 per subscription receipt for gross proceeds of $242.5 million.  The issue of the subscription receipts closed August 9, 2005.

Results of Operations

StarPoint’s operations for the three and six months ended June 30, 2005 were impacted by the transfer of assets to Mission, its strategic acquisitions of E3 and Selkirk in January 2005, and to a lesser degree, the combination with APF and its acquisition of the EnCana Assets in June 2005.

Production

Total daily production for the three quarter and six months ended June 30, 2005 averaged 10,167 boe per day and 9,786 boe per day, respectively, as compared to 7,027 boe per day and 6,157 boe per day, respectively, during the same periods in 2004. The increases of 45 percent and 59 percent, respectively, compared to the same periods in 2004 were due primarily to the acquisitions of E3 and Selkirk. Further improvements resulted from StarPoint’s successful drilling program which achieved a 78 percent and 85 percent success rate for the second quarter and six months ended June 30, 2005, respectively.

Natural gas production averaged 15.5 mmcf per day in the second quarter and 16.0 mmcf per day for the six months ended June 30, 2005, an increase of 17 percent and 26 percent, respectively, when compared to the same periods in 2004. The second quarter and six months ended June 30, 2004 averaged 13.3 mmcf per day and 12.7 mmcf per day, respectively.

StarPoint increased oil and natural gas liquids (“NGL”) production by 57 percent and 76 percent, respectively, during the three and six months ended June 30, 2005, a result of the increased overall production resulting from the E3 and Selkirk acquisitions and the successful drilling program.

Pricing

StarPoint’s average crude oil and NGL price increased 12 percent for both the three and six months ended June 30, 2005. Crude oil and NGL prices averaged $52.61 per bbl and $51.13 per bbl for those periods in 2005, respectively, from $47.18 per bbl and $45.50 per bbl, respectively in the same periods for 2004.  Benchmark Edmonton light sweet oil averaged $65.89 per bbl and $64.04 per bbl for the second quarter and six months ended June 30, 2005, an increase of 30 percent and 32 percent, respectively, compared to the same periods in 2004.

StarPoint’s average natural gas price increased 12 percent for both the three and six months ended June 30, 2005. Natural gas prices averaged $7.10 per mcf and $6.90 per mcf for those periods in 2005, respectively, from $6.32 per mcf and $6.16 per mcf, respectively in the same periods for 2004.  AECO-C Index averaged $6.99 per mcf and $6.67 per mcf for the second quarter and six months ended June 30, 2005, an increase of 8 percent and 5 percent, respectively, compared to the same periods in 2004.

Revenue

Revenue, after the effects of hedging transactions, increased to $40.5 million and $76.3 million in the second quarter and six months ended June 30, 2005, from $27.1 million and $46.6 million, respectively, for the comparable 2004 periods. The 49 percent and 64 percent increases, respectively, compared to those periods in 2004, are a result of increased production due to strategic acquisitions from the third quarter of 2004 to date, successful drilling results and optimization programs, and increases in commodity prices.

Royalty Expenses

Royalties in the second quarter and six months ended June 30, 2005 were $8.6 million or 21.3 percent of revenue, and $16.4 million or 21.5 percent of revenue, respectively. This compares to $6.6 million or 24.3 percent and $11.1 million or 23.8 percent, respectively, for the same periods in 2004. Royalties are calculated and paid based on oil and natural gas revenues, net of the associated transportation costs and before any hedging gains or losses. Accordingly, the increase in royalty expense continues to be as a result of its direct correlation to changes in revenue.

Operating Expenses

Operating expenses were $6.5 million or $7.04 per boe and $11.7 million or $6.60 per boe in the second quarter and six months ended June 30, 2005, respectively. This compares to operating expenses for the same periods in 2004 of $3.8 million or $5.99 per boe and $6.5 million or $5.81 per boe, respectively. The increases on a per boe basis resulted from the acquisition of production with higher per boe operating costs. StarPoint is targeting operating expenses of $7.60 per boe by the end of 2005.

Transportation Expenses

Transportation expenses were $0.4 million or $0.45 per boe and $0.6 million or $0.32 per boe in the second quarter and six months ended June 30, 2005, respectively. This compares to transportation expenses for the same periods in 2004 of $0.4 million or $0.69 per boe and $1.0 million or $0.90 per boe, respectively. Transportation costs are reflective of the location of the properties, transportation rates and the location where the product is sold.

Operating Netbacks

Operating netbacks were $26.94 per boe and $26.91 per boe for the second quarter and six months ended June 30, 2005, compared to $25.41 per boe and $24.99 per boe for the same periods in 2004. The increase in operating netbacks for these periods is primarily a result of higher realized prices.

NETBACKS

	Three months ended June 30		Six months ended June 30
($ per boe, unless otherwise noted)	2005	2004	2005	2004
Total production (boe/d)	10,167	7,027	9,786	6,157

Crude oil and natural gas liquids ($/bbl)	52.61	47.18	51.13	45.50
Hedging losses ($/bbl)	(8.83)	(2.64)	(7.66)	(1.57)
Natural gas ($/mcf)	7.10	6.32	6.90	6.16
Hedging gains (losses) ($/mcf)	0.17	(0.03)	0.12	0.03
Total Price	50.06	44.26	48.48	42.56
Hedging gains (losses)	(6.32)	(1.86)	(5.38)	(0.97)
Royalties, net	(9.31)	(10.31)	(9.27)	(9.89)
Operating	(7.04)	(5.99)	(6.60)	(5.81)
Transportation	(0.45)	(0.69)	(0.32)	(0.90)
Operating Netback	26.94	25.41	26.91	24.99
General and administrative	(0.93)	(1.26)	(0.95)	(1.16)
Interest	(0.35)	(0.81)	(0.80)	(0.78)
Period corporate transaction costs	(7.93)	—	(6.04)	—
Unit based compensation	(2.66)	(1.00)	(2.14)	(1.01)
Depletion, depreciation and accretion	(22.24)	(13.69)	(20.86)	(13.90)
Capital taxes	(1.47)	(1.24)	(1.26)	(1.19)
Future income tax expense (recovery)	6.23	(3.51)	5.00	(3.18)
Non-controlling interest	0.07	—	(0.16)	—
Net income (loss)	(2.34)	3.90	(0.30)	3.77

General and Administrative Expenses

As a result of StarPoint’s growth, general and administrative (“G&A”) expenses increased to $0.9 million and $1.7 million in the second quarter and six months ended June 30, 2005, respectively. This is an increase from the comparable periods in 2004 of $0.8 million and $1.3 million, respectively. G&A expenses on a per boe basis were $0.93 per boe and $0.95 per boe in the second quarter and six months ended June 30, 2005, respectively, compared to $1.26 per boe and $1.16 per boe, respectively, for the comparable periods in 2004.

During the second quarter and six months ended June 30, 2005, $0.8 million and $1.5 million of costs relating to development activities were capitalized, compared to $0.3 million and $0.7 million, respectively, during the same periods in 2004.

Interest Expense

Interest expense was $0.3 million and $1.4 million in the second quarter and six months ended June 30, 2005, respectively. This is an increase from the comparable periods in 2004 of $0.5 million and $0.9 million, respectively. Interest expense on a per boe basis was $0.35 per boe and $0.80 per boe in the second quarter and six months ended June 30, 2005, respectively, compared to $0.81 per boe and $0.78 per boe, respectively, for the comparable periods in 2004. The increase in interest expense for the 2005 periods compared to those in 2004 is a result of higher average levels of debt. StarPoint makes use of its credit facility for strategic acquisitions and to carry out its successful drilling program during those periods.

Period Corporate Transaction Costs

The Trust incurred costs relating to both the Arrangement and the APF combination which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $7.1 million for the termination of the restricted units issued on January 7, 2005, which reflects the unexpensed portion of the fair value of the outstanding units, and other transaction costs of $0.2 million for the three months ended June 30, 2005.

Unit-based and Stock-based Compensation

StarPoint has established a Restricted Unit Incentive Plan (the “Plan”) for employees, directors, consultants and other service providers of the Trust and its subsidiaries. The unit-based compensation expense was $2.5 million or $2.66 per boe and $3.8 million or $2.14 per boe in the second quarter and six months ended June 30, 2005, respectively. The unit-based compensation expense is based on a calculation of the value of the restricted units that is recorded as an expense over the vesting period of the restricted units.

The comparable stock-based compensation expenses for same periods in 2004 were $0.6 million or 1.00 per boe and $1.1 million or $1.01 per boe, respectively. The stock-based compensation expense was calculated utilizing a fair value assessment methodology.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense in the second quarter and six months ended June 30, 2005 was $20.6 million or $22.24 per boe, and $36.9 million or 20.86 per boe, respectively. This compares to $8.8 million or $13.69 per boe and $15.6 million or $13.90 per boe, respectively, for the same periods in 2004. The increase in the depletion and depreciation rate per boe is largely a result of properties acquired under StarPoint’s strategic acquisition plan and the impact of adopting EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, as described in note 2 to the financial statements.

Taxes

For the second quarter and six months ended June 30, 2005, StarPoint recorded a capital tax expense of $1.4 million and $2.2 million, respectively, and a future income tax recovery of $5.8 million and $8.9 million, respectively. This compares to a capital tax expense of $0.8 million and $1.3 million, respectively, and a future income tax expense of $2.2 million and $3.6 million, respectively, for the same periods in 2004. The capital tax expense is comprised of the Large Corporation Tax and Saskatchewan Resource Surcharge.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis.  This future income tax liability increases the book cost of the assets acquired.  It is anticipated that the future income tax liability will not be paid by StarPoint, but will instead be passed on to unitholders in its distributions.  Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by StarPoint.  At the current time, StarPoint does not anticipate any cash income taxes will be paid in the foreseeable future.

Hedging Program

StarPoint enters into commodity price derivative contracts that provide downside price protection, in order to provide some stability of cash flows for operational expenditures and unitholder distributions. Commodity prices fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand. StarPoint’s Risk Management Policy, as set out by the Board of Directors, allows management to implement a commodity price hedging program.

StarPoint’s financial instruments qualify for hedge accounting, which StarPoint has elected to use. The following tables summarize StarPoint’s hedging relationships:

Fixed price oil swap contracts

	Volume (bbl/d)	Average Price ($CDN/bbl)	Index
Jul 1, 2005 – Dec 31, 2005	8,600	57.89	WTI
Jan 1, 2006 – Dec 31, 2006	7,953	60.59	WTI
Jan 1, 2007 – Dec 31, 2007	5,562	62.00	WTI

The fair value of the fixed price oil contracts at June 30, 2005 was a loss of $65.6 million, including a loss of $11.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Fixed price natural gas swap contractS

	Volume (GJ/d)	Average Price ($CDN/GJ)	Index
Jul 1, 2005 – Dec 31, 2005	10,500	7.51	AECO
Jan 1, 2006 – Dec 31, 2006	14,027	7.58	AECO

The fair value of the fixed price natural gas contracts at June 30, 2005 was a loss of $2.0 million, including a loss of $1.9 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Costless collars OIL CONTRACTS

	Volume (bbl/d)	Price (US$/bbl)	Index
Jul 1, 2005 – Dec 31, 2005	3,250	44.69 – 52.65	WTI
Jan 1, 2006 – Sept 30, 2006	2,156	46.08 – 55.44	WTI

The fair value of the costless collars at June 30, 2005 was a loss of $9.9 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Costless collars natural gas contracts

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Jul 1, 2005 – Dec 31, 2005	28,183	6.46 – 8.01	AECO
Jan 1, 2006 – Mar 31, 2006	28,000	6.91 – 9.64	AECO

The fair value of the costless collars at June 30, 2005 was a loss of $1.9 million, including a loss of $1.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

FIXED INTEREST RATE SWAPS

StarPoint has assumed through the APF combination, fixed rate interest swaps between April 1, 2005 and September 30, 2007 covering $80.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest rate swaps at June 30, 2005 was a loss of $0.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

ELECTRICITY PRICE RISK

At June 30, 2005 StarPoint had a 2 MW contract with a fixed price of $46.40 per MWh, between April 1, 2005 and December 31, 2005. The fair value of the electricity cost management contract at June 30, 2005 was a gain of $0.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded in the liability on acquisition.

Liquidity and Capital Resources

In order to support StarPoint’s growth-oriented business plan, StarPoint’s strategy is to fund its capital expenditure program with cash flows from operations, bank debt, and working capital. As at June 30, 2005, StarPoint had $339.5 million drawn on its $450.0 million demand loan facility with a syndicate of Canadian chartered banks as disclosed in note 7 to the financial statements.  StarPoint also had a working capital surplus of $6.9 million at June 30, 2005.  As at that date, StarPoint had met all of its covenants pertaining to this loan agreement and is not required to make any repayments.  On August 9, 2005, StarPoint increased its revolving operating credit facility from $450.0 million to $555.0 million on identical terms and conditions disclosed in note 7.

StarPoint has convertible debentures outstanding with a fair value of $104.4 million.  See Contractual Obligations for the terms and conditions.

On July 18, 2005 StarPoint entered into an agreement with a senior Canadian oil and gas company to acquire a partnership with crude oil properties located in southeast Saskatchewan for total cash consideration of $317.3 million, after certain closing adjustments. The acquisition has an effective date of June 1, 2005 and closed on August 9, 2005.  In connection with this acquisition, on July 18, 2005, StarPoint entered into an agreement to issue 13.0 million trust units at a price of $18.65 per unit for gross proceeds of $242.5 million.  The issue of the trust units closed August 9, 2005.

StarPoint executes its growth strategy through strategic property and corporate acquisitions as well as through development activities. Capital expenditures, net of corporate acquisitions were $13.6 million and $38.2 million for the second quarter and six months ended June 30, 2005, compared to $24.0 million and $26.5 million, respectively, for the same periods in 2004.  The following table details these capital expenditures:

CAPITAL EXPENDITURES

	Three months ended June 30		Six months ended June 30
($ Thousands)	2005	2004	2005	2004
Land and seismic	1,268	844	2,068	4,460
Drilling and development	12,165	10,697	22,987	21,858
Property acquisitions	(994)	—	11,377	—
Other	1,131	—	1,753	188
Total	13,570	11,541	38,185	26,506

Goodwill

StarPoint recorded goodwill of $225.3 million and $347.0 million during the second quarter and six months ended June 30, 2005, respectively. The amounts recorded in the second quarter relate to the combination with APF and the acquisition of the EnCana Assets. These combined with first quarter 2005 combination with E3 and the acquisition of Selkirk resulted in the amount for the six months ended June 30, 2005. During the second quarter and six months ended June 30, 2004, StarPoint recorded goodwill of $7.1 million and $52.4 million, respectively, a result of the acquisition of Upton Resources Inc.

Unitholders’ Equity

As at August 10, 2005, StarPoint had 99.6 million trust units and 1.6 million exchangeable shares outstanding. The exchangeable shares are convertible into trust units at the exchange ratio in effect at the date of conversion. By applying the exchange ratio at August 10, 2005, 1.7 million trust units are issuable upon conversion of the exchangeable shares.

StarPoint has recorded a non-controlling interest attributable to the issued and outstanding exchangeable shares of StarPoint Energy Ltd. in accordance with new accounting requirements defined in the Canadian Institute of Chartered Accountants Emerging Issues Committee’s Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”). The new standard requires a trust that has a subsidiary with exchangeable shares which are transferable to third parties to recognize these shares as representing a non-controlling interest in a subsidiary. Further discussion can be found under “New Accounting Pronouncements” in this MD&A and in note 10 to the accompanying unaudited financial statements for the three and six months ended June 30, 2005.

The exchangeable shares in StarPoint Energy Ltd. are transferable to third parties and thus represent a non-controlling interest as defined by EIC-151. At June 30, 2005, the non-controlling interest was $3.5 million, with net income attributable to the non-controlling interest of $64,000 for the second quarter and net loss of $0.3 million for the period from January 7 to June 30, 2005. As the exchangeable shares are converted to trust units, unitholders’ equity is increased for the fair value of the trust units issued.

Cash Distributions

StarPoint declares distributions on a monthly basis to unitholders of record and distributions are made the following month. The actual distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and cash flow requirements to fund capital expenditures.

As at June 30, 2005, $26.1 million of cash distributions have been paid and another $18.0 million have been declared since the inception of StarPoint as a trust on January 7, 2005.

Contractual Obligations

The Trust had a $450.0 million revolving operating credit facility. The credit facility is available on a revolving basis to May 31, 2006 plus a 365 day term period. The facility bears interest at the bank’s prime rate per annum.  StarPoint has pledged as collateral a $1.0 billion first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lenders on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.  On August 9, 2005 the revolving credit facility was increased to $555.0 million.

StarPoint sold $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”). The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.  The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008.  After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

The StarPoint Debentures contain a conversion feature, the fair value of which was calculated using a convertible debenture pricing model and classified as a part of unitholders’ equity, in the amount of $1.2 million.

In connection with the APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint.  The 9.4 percent unsecured subordinated convertible debentures have a face value of $47.0 million and a fair value of $53.5 million.  The APF Debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.68 per trust unit.  The APF Debentures are not redeemable by the trust before July 31, 2006, except under certain circumstances.  The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

Summary of Quarterly Results

($Thousands except per unit and boe/d	2005		2004
amounts)	Q2	Q1	Q4	Q3	Q2	Q1
Production revenue (1)	40,467	35,873	27,734	27,666	27,112	19,507
Net income (loss)	(2,171)	2,924	(142)	2,323	2,496	1,728
Per unit – basic (2)	$(0.07)	$0.12	$0.00	$0.11	$0.12	$0.10
Per unit – diluted (2)	$(0.07)	$0.12	$0.00	$0.10	$0.12	$0.09
Production (boe/d)	10,167	9,402	7,493	7,382	7,027	5,288
Cash flow from operations (3)	22,167	18,211	12,793	14,013	14,134	10,360
Per unit – basic (2)	$0.74	$0.74	$0.62	$0.68	$0.72	$0.58
Per unit – diluted (2)	$0.69	$0.66	$0.50	$0.55	$0.68	$0.50

(1)         Production revenue reported is net of hedging.

(2)         The shares outstanding for each quarter prior to the one ending March 31, 2005 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

(3)         “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of StarPoint’s performance.  “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital.  StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the unaudited interim financial statements.  StarPoint also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Newly Adopted Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005.  Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net earnings equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Upon the conversion of the exchangeable shares into trust units, the exchange is treated as a step acquisition, with the value ascribed to the trust units being the fair value of the trust units by the unitholders at the time of the exchange. The difference between the book value of the exchangeable shares converted and the fair value of the trust units issued is recorded as an increase in property and equipment, including the impact of future income taxes thereon.

As a result of adopting this standard, at June 30, 2005 StarPoint has recorded an increase in unitholders’ equity of $37.8 million, an increase in property and equipment of $55.0 million, and an increase in future income tax liability of $23.4 million. The change in accounting policy had an impact of $1.3 million on the net income recorded for the three months ended March 31, 2005, and is reflected as an adjustment to accumulated earnings for the six months ended June 30, 2005. The change in accounting policy had no impact to the consolidated net income for the three and six months ended June 30, 2004 as the exchangeable shares were issued subsequent to those periods.

Unit-Based Compensation Plan

StarPoint’s unit-based compensation plan is described in note 11 to the financial statements. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and natural gas reserves involves a number of uncertainties and as a result, StarPoint is exposed to a number of risks inherent in the oil and natural gas industry. Operationally, StarPoint faces risks that are associated with finding, developing and producing oil and natural gas reserves.  These include risks associated with drilling, economic risk, environmental and safety concerns and access to processing facilities.  The financial risks that are not within the StarPoint’s control include the fluctuations in national and international commodity prices, exchange rates and interest rates. StarPoint mitigates risk through the competence of its management team, adequate insurance coverage and safety and environmental programs that meet or exceed regulations.

Additional Information

Additional information relating to StarPoint, including StarPoint’s Annual Information Form (“AIF”) and previously issued financial statements can be found on SEDAR at www.sedar.com.

StarPoint Energy Trust

Consolidated Balance Sheets

($ Thousands)	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)

Assets
Current
Accounts receivable	97,642	39,605
	97,642	39,605

Property and equipment (notes 4 and 5)	1,686,991	242,650
Goodwill	347,031	87,627
Total assets	2,131,664	369,882

Liabilities
Current
Accounts payable and accrued liabilities	72,779	46,447
Cash distributions payable	17,997	—
Derivative liability (notes 4 and 13)	16,076	—
Bank loan (note 7)	339,529	74,167
	446,381	120,614

Asset retirement obligation (note 8)	66,202	13,375
Derivative liability (notes 4 and 13)	9,019	—
Convertible debentures (note 6)	104,454	—
Future income taxes (note 9)	132,133	40,170
Total liabilities	758,189	174,159

Non-controlling interest
Exchangeable shares (note 10)	3,468	—

Unitholders’ Equity
Unitholders’ equity (note 11)	1,401,186	186,220
Contributed surplus (note 11)	939	3,649
Convertible debentures (note 6)	6,688	—
Accumulated cash distributions	(44,124)	—
Accumulated earnings	5,318	5,854
Total unitholders’ equity	1,370,007	195,723
Subsequent events (note 14)
Total liabilities and unitholders’ equity	2,131,664	369,882

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and

 Accumulated Earnings (Deficit)

 (Unaudited)

	Three months ended		Six months ended
($ Thousands except per unit amounts)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Revenue
Petroleum and natural gas	40,467	27,112	76,340	46,619
Royalties	(8,617)	(6,594)	(16,416)	(11,083)
	31,850	20,518	59,924	35,536

Expenses
Operating	6,512	3,835	11,684	6,516
Transportation	414	439	574	1,014
General and administrative	861	803	1,689	1,303
Interest	324	515	1,418	873
Period corporate transaction costs (notes 3 and 11)	7,340	—	10,697	—
Unit-based compensation (note 11)	2,459	639	3,792	1,128
Depletion, depreciation and accretion	20,577	8,757	36,943	15,584
	38,487	14,988	66,797	26,418
Income (loss) before taxes and non-controlling interest	(6,637)	5,530	(6,873)	9,118
Taxes
Capital taxes	1,358	792	2,232	1,336
Future income tax expense (recovery) (note 9)	(5,760)	2,242	(8,852)	3,558
	(4,402)	3,034	(6,620)	4,894
Income (loss) before non-controlling interest	(2,235)	2,496	(253)	4,224
Non-controlling interest (note 10)	(64)	—	283	—
Net income (loss)	(2,171)	2,496	(536)	4,224

Accumulated earnings (deficit), beginning of period	8,778	1,177	5,854	(551)
Retroactive application of change in accounting policy (note 2)	(1,289)	—	—	—
Accumulated earnings (deficit), beginning of period, as restated	7,489	1,177	5,854	(551)
Accumulated earnings, end of period	5,318	3,673	5,318	3,673

Net income (loss) per trust unit (note 11)
Basic	(0.07)	0.12	(0.02)	0.24
Diluted	(0.07)	0.12	(0.02)	0.20
Weighted average number of trust units
Basic	29,894	20,185	27,385	19,101
Diluted	32,175	20,321	30,130	19,242

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

 (Unaudited)

	Three months ended		Six months ended
($ Thousands)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Cash flows related to the following activities

Operating Activities
Net income (loss) for the period	(2,171)	2,496	(536)	4,224
Period corporate transaction costs	7,126	—	8,748	—
Unit-based compensation	2,459	639	3,792	1,128
Depletion, depreciation and accretion	20,577	8,757	36,943	15,584
Future income taxes	(5,760)	2,242	(8,852)	3,558
Non-controlling interest	(64)	—	283	—
	22,167	14,134	40,378	24,494

Change in non-cash working capital	(17,645)	(7,725)	(45,918)	(10,173)
	4,522	6,409	(5,540)	14,321

Financing Activities
Bank loan – repayments	—	(4,998)	(8,243)	(41,658)
Bank loan – drawdowns	66,612	16,512	91,056	49,529
Trust units / common shares issued (net of issue costs)	304,610	(62)	388,362	17,593
Issue of debentures	57,600	—	57,600	—
Cash distributions paid	(29,006)	—	(44,124)	—
Change in non-cash working capital	12,630	—	17,997	—
	412,446	11,452	502,648	25,464

Investing Activities
Capital expenditures	(13,570)	(11,541)	(38,185)	(26,506)
Corporate acquisitions, net of cash acquired	(404,985)	(6,674)	(466,095)	(6,799)
Change in non-cash working capital	1,587	354	7,172	(6,480)
	(416,968)	(17,861)	(497,108)	(39,785)
Change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—
Cash and cash equivalents, end of period	—	—	—	—

Supplemental information (note 12)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2005 and 2004.

Business and Basis of Presentation

StarPoint Energy Trust (“StarPoint” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on January 7, 2005 (see note 3).

The Arrangement gave effect to the transaction contemplated by the agreement entered into on October 4, 2004 by StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) under which the two companies combined to create the Trust and a new publicly listed exploration and production company, Mission Oil & Gas Inc. (“Mission”). The Arrangement resulted in StarPoint Energy Ltd.’s shareholders receiving 0.2500 trust units or exchangeable shares of the Trust and 0.1111 of a share of Mission, and E3 shareholders receiving 0.1100 trust units or exchangeable shares of the Trust and 0.0488 of a share of Mission.

The conversion of StarPoint Energy Ltd. to the Trust has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd.  Accordingly, the three and six months ended June 30, 2004 reflect the results of operations and cash flows of StarPoint Energy Ltd. and its subsidiaries prior to the Arrangement. Due to the conversion into an energy trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term “units” has been used to identify the trust units and exchangeable shares of the Trust issued on or after January 7, 2005 as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of StarPoint and the following significant subsidiaries, all of which are wholly owned: StarPoint Energy Ltd., StarPoint Commercial Trust (the “Subtrust”), StarPoint Energy Partnership, Trend Energy Inc. (“Trend”), Upton Resources USA Inc., APF Energy Trust (“APF”), APF Energy Inc., APF Energy Limited Partnership, APF Acquisition Trust, and Tika Energy Inc.

1.                                      Summary of Significant Accounting Policies

The interim consolidated financial statements of the Trust have been prepared following the same accounting policies and methods of computation utilized in the consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004, and those utilized in the consolidated financial statements of the Trust for the year ended December 31, 2004, except as described below in note 2. The disclosures provided in the financial statements for the three and six months ended June 30, 2005 are incremental to and should be read in conjunction with the Trust’s audited financial statements for the period ending December 31, 2004, and StarPoint Energy Ltd.’s audited consolidated financial statements for the year ended December 31, 2004. The disclosures in these interim, unaudited consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements.

2.                                      Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005.  Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net income equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Upon the conversion of the exchangeable shares into trust units, the exchange is treated as a step acquisition, with the value ascribed to the trust units being the fair value of the trust units by the unitholders at the time of the exchange. The difference between the book value of the exchangeable shares converted and the fair value of the trust units issued is recorded as an increase in property and equipment, including the impact of future income taxes thereon.

As a result of adopting this standard, at June 30, 2005 StarPoint has recorded an increase in unitholders’ equity of $37.8 million, an increase in property and equipment of $55.0 million, and an increase in future income tax liability of $23.4 million. The change in accounting policy had an impact of $1.3 million on the net income recorded for the three months ended March 31, 2005, and is reflected as an adjustment to accumulated earnings for the period ended June 30, 2005. The change in accounting policy had no impact to the consolidated net income or accumulated earnings for the year, 2004 as the exchangeable shares were issued subsequent to those periods.

Unit-based Compensation Plan

StarPoint’s unit-based compensation plan is described in note 11. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

3.                                      Plan of Arrangement

The Trust was established as part of the Arrangement which became effective January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission.

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

StarPoint Energy Ltd. was deemed the acquirer of E3 and consequently the Trust has accounted for E3 as an acquisition using the purchase method of accounting as follows:

	E3	Mission
Consideration
Fair value of options assumed	4,096	—
Trust units issued / Net assets transferred	61,573	(20,713)
Acquisition costs	800	—
	66,469	(20,713)

	E3	Mission
Purchase Price at Fair Value
Property and equipment	70,733	(18,798)
Goodwill	22,912	—
Working capital	(1,671)
Bank loan	(8,243)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(15,421)	(2,666)
	66,469	(20,713)

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

As a result of certain adjustments to the values assigned in the Mission disposition, the net assets transferred and the amount of property and equipment were increased by $2.3 million, while unitholders equity increased $1.7 million respectively, and the related future income taxes were increased by $0.6 million.

4.                                      Business Combinations

(i)                                    EnCana Assets Acquisition

On June 30, 2005 StarPoint acquired a partnership with crude oil properties located in Central and Southern Alberta with EnCana Corporation, (the “EnCana Assets”) for total cash consideration of $398.0 million, after certain closing adjustments.

This acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash paid	397,735
Acquisition costs	250
397,985

Purchase Price at Fair Value
Property and equipment	390,700
Goodwill	23,767
Asset retirement obligation	(16,482)
397,985

(ii)                                APF Combination

On June 27, 2005, StarPoint acquired all of the issued and outstanding units of APF Energy Trust (“APF”). Under the terms of the Combination Agreement, each APF unit issued and outstanding was exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis for Canadian residents. Prior to the combination, in a separate transaction, APF unitholders were given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company.

StarPoint was deemed the acquirer of APF and consequently StarPoint has accounted for APF as an acquisition using the purchase method of accounting as follows:

Consideration
Trust units issued	735,448
Acquisition costs	7,000
742,448

Purchase Price at Fair Value
Property and equipment	893,061
Goodwill	207,764
Working capital	(2,981)
Bank loan	(174,305)
Convertible debentures (note 6)	(53,488)
Derivative liability	(25,095)
Asset retirement obligation	(32,216)
Future income taxes	(70,292)
742,448

(iii)                            Selkirk Energy Partnership

On January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million.  Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership.

The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	68,022
Transaction costs	450
68,472

Purchase Price at Fair Value
Property and equipment	50,011
Goodwill	4,961
Future income taxes	8,364
Cash on hand	8,162
Working capital	(2,388)
Asset retirement obligation	(638)
68,472

As a result of certain adjustments to the values assigned to the purchase price equation, a future tax asset of $8.4 million was recorded and goodwill was reduced correspondingly.

5.                                      Property and Equipment

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum & natural gas properties	1,751,755	66,122	1,685,633	280,389	38,182	242,207
Administrative assets	2,307	949	1,358	555	112	443
	1,754,062	67,071	1,686,991	280,944	38,294	242,650

The calculation of the 2005 depletion and depreciation expense excludes undeveloped land costs and salvage values of $96.8 million (June 30, 2004 - $29.6 million). Future development costs of $61.6 million (June 30, 2004 - $12.0 million) were included in the depletion calculation.

During the six months ended June 30, 2005, StarPoint capitalized $1.5 million (June 30, 2004 - $0.7 million) of general and administrative costs relating to exploration and development activities.

6.                                      Convertible Debentures

(i)                                    StarPoint Debentures

In connection with the acquisition of the EnCana Assets described in note 4, StarPoint sold $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”). The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.  The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008.  After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

The StarPoint Debentures contain a conversion feature, the fair value of which was calculated using a convertible debenture pricing model and classified as a part of unitholders’ equity, in the amount of $1.2 million.

(ii)                                APF Debentures

In connection with the APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint.  The 9.4 percent unsecured subordinated convertible debentures have a face value of $47.0 million and a fair value of $53.5 million.  The APF Debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.68 per trust unit.  The APF Debentures are not redeemable by the trust before July 31, 2006, except under certain circumstances.  The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

Unitholders’ capital and the convertible debenture balance have been adjusted by $5.5 million and $48.0 million, respectively. The amount recorded in unitholders’ equity reflects the fair value of the conversion feature relating to the APF Debentures. The fair value of the conversion feature was calculated using a convertible debenture pricing model.

(iii)                            Reconciliation of Debenture Activity

Debenture Activity
Debt portion, upon issuance of debentures	104,399
Accretion	39
Amortization of issue costs	39
Amortization of fair value increment	(23)
Debt portion, end of period	104,454
Equity portion	6,688
Total debentures, end of period	111,142

7.                                      Bank Loan

On June 30, 2005, the Trust had a $450.0 million revolving operating credit facility. The credit facility is available on a revolving basis to May 31, 2006 plus a 365 day term period. The facility bears interest at the bank’s prime rate per annum.  StarPoint has pledged as collateral a $1.0 billion first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

At June 30, 2005, $339.5 million had been drawn on this facility. As at June 30, 2005 and to date, StarPoint had met all covenants pertaining to its loan agreement.

8.                                      Asset Retirement Obligation

The total future asset retirement obligation was estimated based on StarPoint’s net ownership interest in all of its wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  StarPoint has estimated the net present value of its total asset retirement obligations to be $66.2 million as at June 30, 2005.  These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2012.  StarPoint’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles StarPoint’s total asset retirement obligation:

	Six months ended	Year ended
	June 30, 2005	December 31, 2004
Asset retirement obligation, beginning of period	13,375	2,052
Liabilities acquired (net of dispositions)	50,426	10,000
Liabilities incurred	1,914	638
Accretion expense	487	685
Asset retirement obligation, end of period	66,202	13,375

9.                                      Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. Cash distributions for the three and six months ended June 30, 2005 were $29.0 million and $44.1 million, respectively, reducing StarPoint’s expected future income tax expense and resulting in a recovery for the three and six months ended June 30, 2005 of $5.8 million and $8.9 million respectively.

10.                               Non-Controlling Interest

The exchangeable shares of StarPoint Energy Ltd. are exchangeable at any time into trust units at the option of the holder, based on the exchange ratio in effect. Exchangeable shares may only be held by Canadian residents. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The number of trust units issuable upon conversion is based on the exchange ratio in effect on the date of conversion.

	Number of shares	Amount ($000s)
Issued for common shares, January 7, 2005	3,494,595	6,810
Exchanged for trust units	(1,866,060)	(3,625)
Non-controlling interest in income	—	283
Balance, June 30, 2005	1,628,535	3,468
Exchange ratio, June 30, 2005	1.05341	—
Trust units issuable upon conversion	1,715,515	3,468

11.                               Unitholders’ Equity

(i)                                    Authorized

(i)                                     An unlimited number of common voting units;

(ii)                                  An unlimited number of special voting units; and

(iii)                               An unlimited number of exchangeable shares.

(ii)                                Issued and Outstanding Trust Units and Common Shares

Common Shares	Issued	Amount ($000s)
Balance, December 31, 2004	83,133,251	186,220

Trust Units
Conversion to trust units and exchangeable shares	24,092,852	229,482
Reclassification of exchangeable shares	(3,494,595)	(6,810)
Reclassification of contributed surplus as at January 7, 2005	—	5,272
Unit issue costs	—	(4,455)
Adjustment of Mission acquisition	—	1,700
Trust units outstanding as at January 7, 2005, after Arrangement	20,598,257	225,189

Issued for cash	3,760,000	67,680
Issued for cash	17,800,000	320,400
Issued on acquisition of APF	39,659,628	735,448
Issued on termination of stock option plan	1,534,021	19,777
Issued on conversion of exchangeable shares	1,866,060	37,754
Issued pursuant to the distribution reinvestment plan	428,141	9,316
Effect of exchange ratio on conversion of exchangeable shares	20,623	—
Issued on exercise of restricted trust units	468,500	9,978
Unit issue costs	—	(24,356)
Balance, June 30, 2005	86,135,230	1,401,186

Exchangeable shares issued and exchanged are disclosed in note 10.

(iii)                            Stock-based Compensation

On January 7, 2005, StarPoint began operations as a trust. As a result, the predecessor stock-based compensation arrangement was wound-up, resulting in the redemption or cancellation of all outstanding stock-based compensation arrangements. The termination of the stock option plan resulted in an expense of $1.6 million during the first quarter of 2005, reflecting the unexpensed portion of the fair value of the outstanding options.

(iv)                             Unit-based Compensation

StarPoint has adopted a Restricted Unit Bonus Plan (the “Unit Bonus Plan”). The restricted units issued vest and become available for redemption into equivalent amounts of trust units over three years. In addition to the granting of the restricted units, the restricted unitholders receive an amount equivalent to the distributions made to trust unitholders. The Unit Bonus Plan permits the issuance of up to 5 percent of the aggregate issued and outstanding trust units and exchangeable shares.

During the six months ended June 30, 2005, $7.1 million was recorded as an expense as a result of the restricted units vested on June 27, 2005.

On June 28, 2005, 937,000 restricted units were issued under the Unit Bonus Plan. As a result of the restricted units that have been issued and the value of the distributions, restricted unitholders are entitled to, $2.5 million and $3.8 million was recorded as an expense during the three and six months ended June 30, 2005, respectively, with a corresponding amount recorded as contributed surplus.

(v)                                 Per Unit Amounts

Shares outstanding at June 30, 2004 have been converted on a 4 for 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

12.                               Supplemental Cash Flow Information

INTEREST AND TAXES PAID

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Income and other taxes paid	3,056	248	3,656	792
Interest paid	293	358	1,387	873

13.                               Financial Instruments

Risk Management

The nature of StarPoint’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates.  StarPoint monitors these exposures and when appropriate, uses derivative financial instruments to manage its exposure to these risks.  StarPoint is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  StarPoint deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The following tables summarize StarPoint’s hedging position at June 30, 2005:

FIXED PRICE OIL SWAP CONTRACTS

	Volume (bbl/d)	Average Price ($CDN/bbl)	Index
Jul 1, 2005 – Dec 31, 2005	8,600	57.89	WTI
Jan 1, 2006 – Dec 31, 2006	7,953	60.59	WTI
Jan 1, 2007 – Dec 31, 2007	5,562	62.00	WTI

The fair value of the fixed price oil contracts at June 30, 2005 was a loss of $65.6 million, including a loss of $11.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

FIXED PRICE NATURAL GAS SWAP CONTRACTS

	Volume (GJ/d)	Average Price ($CDN/GJ)	Index
Jul 1, 2005 – Dec 31, 2005	10,500	7.51	AECO
Jan 1, 2006 – Dec 31, 2006	14,027	7.58	AECO

The fair value of the fixed price natural gas contracts at June30, 2005 was a loss of $2.0 million, including a loss of $1.9 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS OIL CONTRACTS

	Volume (bbl/d)	Price (US$/bbl)	Index
Jul 1, 2005 – Dec 31, 2005	3,250	44.69 – 52.65	WTI
Jan 1, 2006 – Sept 30, 2006	2,156	46.08 – 55.44	WTI

The fair value of the costless collars oil contracts at June 30, 2005 was a loss of $9.9 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS NATURAL GAS CONTRACTS

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Jul 1, 2005 – Dec 31, 2005	28,183	6.46 – 8.01	AECO
Jan 1, 2006 – Mar 31, 2006	28,000	6.91 – 9.64	AECO

The fair value of the costless collars natural gas contracts at June 30, 2005 was a loss of $1.9 million, including a loss of $1.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Fixed interest rate swaps

StarPoint has assumed through the APF combination fixed rate interest swaps between April 1, 2005 and September 30, 2007 covering $80.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest rate swaps at June 30, 2005 was a loss of $0.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Electricity Price Risk

At June 30, 2005 StarPoint had a 2 MW contract with a fixed price of $46.40 per MWh, between April 1, 2005 and December 31, 2005. The fair value of the electricity cost management contract at June 30, 2005 was a gain of $0.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded in the liability on acquisition.

14.                               Subsequent Events

(i)                                    Southeast Saskatchewan Acquisition

On July 18, 2005 StarPoint entered into an agreement with a senior Canadian oil and gas company to acquire a partnership with crude oil properties located in southeast Saskatchewan for total cash consideration of $317.3 million, after certain closing adjustments. The acquisition has an effective date of June 1, 2005 and closed on August 9, 2005.

(ii)                                Issue of Trust Units

On July 18, 2005, StarPoint entered into an agreement to issue 13.0 million trust units at a price of $18.65 per unit for gross proceeds of $242.5 million.  The issue of the trust units closed August 9, 2005.

(iii)                            Increase in Credit Facility

On August 9, 2005, StarPoint increased its revolving operating credit facility from $450.0 million to $555.0 million on identical terms and conditions disclosed in note 7.

Corporate Information

Directors
James Bertram (1) (2) (4)
Steve Cloutier
Paul Colborne (4)
Fred Coles (3)
Martin Hislop
James M. Pasieka (2) (3)
Rob Peters (1) (2)
Paul Starnino (1) (3) (4)

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Reserves Committee

(4)	Member of the Health, Safety and Environment Committee

Officers
Paul Colborne
President and
Chief Executive Officer
Brett Herman
Vice President, Finance and
Chief Financial Officer
Graham Kidd
Vice President, Corporate Development
Murray Mason
Vice President, Production
Eric Strachan
Vice President, Exploration
Jeremy Wallis
Vice President, Land
James M. Pasieka
Corporate Secretary

Head Office
Suite 3900, 205 Fifth Avenue SW
Calgary, Alberta T2P 2V7
Telephone:	(403) 268-7800
Facsimile:	(403) 263-3388
Website:	www.spnenergy.com

Auditor
KPMG LLP

Legal Counsel
Heenan Blaikie LLP

Evaluation Engineers
Gilbert Lausten Jung Associates Ltd.
McDaniel and Associates Consultants Ltd.
Sproule Associates Limited

Investor Relations
Registrar and Transfer Agent
Investors are encouraged to
contact StarPoint’s Transfer Agent
for information regarding their
security holdings:

Olympia Trust Company
Suite 2300, 125 Ninth Avenue SE
Calgary, Alberta T2P 0P6
Telephone:	(403) 261-0900
Facsimile:	(403) 265-1455
Website:	www.olympiatrust.com

Stock Exchange
Toronto Stock Exchange
Trading Symbols	“SPN.UN”
“SPN.DB”
“SPN.DB.A”